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                 November 17, 2021

       Sandeep Mathrani
       Chief Executive Officer
       WeWork Inc.
       575 Lexington Avenue
       New York, NY 10022

                                                        Re: WeWork Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 10,
2021
                                                            File No. 333-260976

       Dear Mr. Mathrani:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              P. Michelle Gasaway,
Esq.